

Steve Edwards · 3rd

President at Edwards Capitol Partners

Tulsa, Oklahoma · 500+ connections · **Contact info**

Edwards Capitol Par

**University of Oklaho
College of Law**

Experience

President

Edwards Capitol Partners
Jan 2002 – Present · 18 yrs 6 mos
Tulsa, Oklahoma

Lobby on behalf of clients in the following industries: Energy, healthcare, workers' compensation, communications, transportation, manufacturing, law enforcement, construction associations and utilities.

Develop and implement legislative strategies for clients.

Assist in political campaigns and recount efforts across the nation



Chairman

Oklahoma Republican Party
Apr 1999 – Apr 2001 · 2 yrs 1 mo
Oklahoma City, Oklahoma Area

Lead the party to gain 11 additional seats across Oklahoma

Raised a record amount of money

...see mor

Chief of Staff
Senator James Inhofe
Jan 1992 – Dec 1999 · 8 yrs
Washington D.C. Metro Area

Education



University of Oklahoma College of Law
Doctor of Law (J.D.)
1981 – 1984



University of Oklahoma
Bachelor of Arts (B.A.), Political Science and Economics
1977 – 1981



